Exhibit 99.4

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, October 28, 2011

Third quarter and first nine months 2011

	3Q11	Change vs 3Q10	9M11	Change vs 9M10
Adjusted net income[1]

- in billion euros (B€)	2.8	+13%	8.7	+13%
- in billion dollars (B$)	4.0	+24%	12.2	+20%

- in euros per share	1.24	+12%	3.86	+12%
- in dollars per share	1.75	+23%	5.43	+20%

Net income (Group share) (B€)	3.3	+17%	10.0	+17%

Net-debt-to-equity ratio of 15.2% at September 30, 2011

Hydrocarbon production of 2,319 kboe/d in the third quarter 2011

Interim dividend for 3Q11 of 0.57 € per share payable in March 20122

Commenting on the results, Chairman and CEO Christophe de Margerie said:

«Total reported adjusted net income of 2.8 billion euros for the third quarter, stable compared to the second quarter, despite a slightly weaker environment. The Group benefited from improved operational performance in refining and confirmed the solid profitability of its operations, mainly driven by the Upstream.

The successful start-up of Pazflor in Angola, one of the largest deep-offshore oil facilities ever built, shows once again Total’s expertise in operating technologically complex major projects. Pazflor is the first of many major start-ups that will ensure our growth over the coming years.

Also during the third quarter, our new, bolder exploration strategy paid off with three major discoveries in Azerbaijan, French Guyana and Norway. Over the coming quarters, we will continue to pursue this strategy with an active and promising exploration program.

Finally, the Group demonstrated its new dynamic by recently announcing an ambitious reorganization project for the Downstream-Chemicals3. This new organization is centered around two main competencies, one industrial and the other commercial, and will make our existing operations more competitive as well as improve the outlook for profitable growth.»

[1]

Adjusted results defined on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4127 $/€ for the 3rd quarter 2011, 1.2910 $/€ for the 3rd quarter 2010, 1.4391 $/€ for the 2nd quarter 2011, 1.4065 $/€ for the first 9 months of 2011 and 1.3145 $/€ for the first 9 months of 2010.

[2]	The ex-dividend date for the interim dividend will be March 19, 2012 and the payment date will be March 22, 2012.
[3]	Notification / consultation process with labor representatives in progress.

•	Key figures [4]

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros except earnings per share and number of shares	9M11	9M10	9M11 vs 9M10

46,163	45,009	40,180	+15%	Sales	137,201	119,112	+15%

5,881	5,896	4,728	+24%	Adjusted operating income from business segments	18,146	14,695	+23%

2,950	2,901	2,643	+12%	Adjusted net operating income from business segments	9,214	7,886	+17%
2,323	2,457	2,123	+9%	• Upstream	7,629	6,297	+21%
388	197	264	+47%	• Downstream	861	902	-5%
239	247	256	-7%	• Chemicals	724	687	+5%

2,801	2,794	2,475	+13%	Adjusted net income	8,699	7,732	+13%

1.24	1.24	1.10	+12%	Adjusted fully-diluted earnings per share (euros)	3.86	3.45	+12%

2,261.0	2,255.5	2,244.9	+1%	Fully-diluted weighted-average shares (millions)	2,254.9	2,243.3	+1%

3,314	2,726	2,827	+17%	Net income (Group share)	9,986	8,541	+17%

3,921	7,570	4,092	-4%	Investments[5]	17,174	11,247	+53%

5,082	1,338	1,074	x5	Divestments	7,083	2,972	x2

(1,161)	6,232	3,018	na	Net investments	10,091	8,275	+22%

5,964	5,064	4,904	+22%	Cash flow from operations	16,742	15,106	+11%

4,575	4,675	4,359	+5%	Adjusted cash flow from operations	14,195	13,348	+6%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of dollars [6] except earnings per share and number of shares	9M11	9M10	9M11 vs 9M10

65,214	64,772	51,872	+26%	Sales	192,973	156,573	+23%

8,308	8,485	6,104	+36%	Adjusted operating income from business segments	25,522	19,317	+32%

4,167	4,175	3,412	+22%	Adjusted net operating income from business segments	12,959	10,366	+25%
3,282	3,536	2,741	+20%	• Upstream	10,730	8,277	+30%
548	284	341	+61%	• Downstream	1,211	1,186	+2%
338	355	330	+2%	• Chemicals	1,018	903	+13%

3,957	4,021	3,195	+24%	Adjusted net income	12,235	10,164	+20%

1.75	1.78	1.42	+23%	Adjusted fully-diluted earnings per share (euros)	5.43	4.53	+20%

2,261.0	2,255.5	2,244.9	+1%	Fully-diluted weighted-average shares (millions)	2,254.9	2,243.3	+1%

4,682	3,923	3,650	+28%	Net income (Group share)	14,045	11,227	+25%

5,539	10,894	5,283	+5%	Investments[5]	24,155	14,784	+63%

7,179	1,926	1,387	x5	Divestments	9,962	3,907	x3

(1,640)	8,968	3,896	na	Net investments	14,193	10,877	+30%

8,425	7,288	6,331	+33%	Cash flow from operations	23,548	19,857	+19%

6,463	6,728	5,627	+15%	Adjusted cash flow from operations	19,965	17,546	+14%

[4]

Adjusted results (adjusted operating income, adjusted net operating income and adjusted net income) are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding Total’s equity share of adjustments related to Sanofi. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17 and the inventory valuation effect are explained on page 13.

[5]	Including acquisitions.
[6]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Highlights since the beginning of the third quarter 2011

•	Started production at the Pazflor field on deep-offshore Block 17 in Angola

•	Giant gas discovery in the Caspian Sea on the Absheron permit in Azerbaijan

•	Giant oil discovery on the deep-offshore Guyane Maritime permit in French Guyana

•	Two discoveries in Norway, one on the Norvarg permit in the Barents Sea and one on Alve North in the Norwegian Sea

•	Acquired a 40% interest in five exploration offshore permits in the Lamu Basin in Kenya and an interest in three deep-offshore blocks in the Macassar Strait in Indonesia

•	Acquired a 25% interest in the Gorgoglione concession and two exploration licenses situated in the same zone, increasing Total’s share to 75% of the Tempa Rossa field in Italy

•	Signed the agreement with Novatek for Total to join the Yamal LNG project in Russia with a 20% interest

•	Finalized the sale of 48.83% interest in the Spanish company, CEPSA, for 3.7 billion euros

•	Project for the reorganization of Downstream and Chemicals[7] that creates two new dynamic and more competitive segments : Refining & Chemicals and Supply & Marketing

•	Third quarter 2011 results

> Operating income

In the third quarter 2011, the Brent price averaged 113.4 $/b, an increase of 47% compared to the third quarter 2010 but a decrease of 3% compared to the second quarter 2011. The European refining margin indicator (ERMI) averaged 13.4 $/t, a decrease of 18% compared to the third quarter 2010 and the second quarter 2011.

The euro-dollar exchange rate averaged 1.41 $/€ in the third quarter 2011, 1.29 $/€ in the third quarter 2010 and 1.44 $/€ in the second quarter 2011.

In this environment, the adjusted operating income8 from the business segments was 5,881 M€, an increase of 24% compared to the third quarter 2010. Expressed in dollars, the increase was 36%.

The effective tax rate9 for the business segments was 59.0% in the third quarter 2011 compared to 56.1% in the third quarter 2010.

Adjusted net operating income from the business segments was 2,950 M€ compared to 2,643 M€ in the third quarter 2010, an increase of 12%.

Expressed in dollars, adjusted net operating income from the business segments was 4.2 billion dollars (B$), an increase of 22% compared to the third quarter 2010.

The lower relative increase in adjusted net operating income from the business segments compared to the increase in adjusted operating income from the business segments is mainly due to the increase in the effective tax rate for the business segments.

[7]	Notification / consultation process with labor representatives in progress.
[8]	Special items affecting operating income from the business segments had a negative impact of 326 M€ in the 3rd quarter 2011 and a negative impact of 15 M€ in the 3rd quarter 2010.
[9]

Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 2,801 M€ compared to 2,475 M€ in the third quarter 2010, an increase of 13%. Expressed in dollars, adjusted net income increased by 24%.

Adjusted net income excludes the after-tax inventory effect, special items and from January 1, 2011, the effect of changes in fair value10:

•	The after-tax inventory effect had a negative impact on net income of 87 M€ in the third quarter 2011 and 48 M€ in the third quarter 2010.

•	Changes in fair value had a negative impact on net income of 10 M€ in the third quarter 2011.

•

Special items[11] had a positive impact on net income of 610 M€ in the third quarter 2011, comprised essentially of gains on the sales of the Group’s interests in CEPSA and the Ocensa pipeline in Colombia, partially offset by asset impairments. In the third quarter 2010, special items had a positive impact on net income of 400 M€.

Net income (Group share) was 3,314 M€ compared to 2,827 M€ in the third quarter 2010.

The effective tax rate for the Group was 57.9% in the third quarter 2011.

Adjusted fully-diluted earnings per share, based on 2,261.0 million fully-diluted weighted-average shares, was €1.24 compared to €1.10 in the third quarter 2010, an increase of 12%.

Expressed in dollars, adjusted fully-diluted earnings per share increased by 23% to $1.75.

> Investments – divestments12

Investments, excluding acquisitions and including the change in non-current loans, were 3.3 B€ (4.7 B$) in the third quarter 2011 compared to 3.0 B€ (3.8 B$) in the third quarter 2010.

Acquisitions were 445 M€ in the third quarter 2011, including essentially the acquisition of an additional 25% interest in the Tempa Rossa project in Italy and 40% interest in exploration blocks in Kenya.

Asset sales in the third quarter 2011 were 4,955 M€, comprised essentially of the sale of the Group’s 48.83% interest in CEPSA, part of the Specialty Chemicals resins activities, a 10% interest in the Ocensa pipeline in Colombia and the sale of Sanofi shares.

Net investments13 were a negative 1.2 B€ (1.6 B$) in the third quarter 2011 compared to a positive 3.0 B€ (3.9 B$) in the third quarter 2010.

> Cash flow

Cash flow from operations was 5,964 M€ in the third quarter 2011 compared to 4,904 M€ in the third quarter 2010, an increase of 22% due mainly to the increase in results and the favorable change in working capital.

Adjusted cash flow from operations14 was 4,575 M€, an increase of 5% compared to the third quarter 2010. Expressed in dollars, adjusted cash flow from operations was 6.5 B$, an increase of 15%.

The Group’s net cash flow15 was 7,125 M€ compared to 1,886 M€ in the third quarter 2010. Expressed in dollars, the Group’s net cash flow was 10.1 B$ in the third quarter 2011.

[10]	Adjustment items explained on page 13.
[11]	Detail shown on page 16.
[12]	Detail shown on page 17.
[13]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.
[14]	Cash flow from operations at replacement cost before changes in working capital.
[15]	Net cash flow = cash flow from operations - net investments.

•	Results for the first nine months of 2011

> Operating income

Compared to the first nine months of 2010, the oil market environment for the first nine months of 2011 was marked by a 45% increase in the average Brent price to 111.9 $/b and the average price of gas increased by 29% to 6.44 $/Mbtu. The European refining margin indicator (ERMI) decreased by 30% to 18.1 $/t.

The average euro-dollar exchange rate was 1.41 $/€ compared to 1.31 $/€ in the first nine months of 2010.

In this environment, the adjusted operating income from the business segments in the first nine months of 2011 was 18,146 M€, an increase of 23% compared to the same period last year16.

Expressed in dollars, adjusted operating income from the business segments was 25.5 B$, an increase of 32% compared to the first nine months of 2010, essentially due to the positive effect of higher hydrocarbon prices on the performance of the Upstream.

The effective tax rate for the business segments was 57.5% for the first nine months of 2011 compared to 55.6% for the same period last year.

Adjusted net operating income from the business segments was 9,214 M€ compared to 7,886 M€ in the first nine months of 2010, an increase of 17%.

Expressed in dollars, adjusted net operating income from the business segments increased by 25%. The lower relative increase in adjusted net operating income from the business segments compared to the increase in adjusted operating income from the business segments is mainly due to the increase in the effective tax rate for the business segments.

> Net income (Group share)

Adjusted net income increased by 13% to 8,699 M€ from 7,732 M€ in the first nine months of 2010.

Adjusted net income excludes the after-tax inventory effect, special items and from January 1, 2011, the effect of changes in fair value17:

•	The after-tax inventory effect had a positive impact on net income of 785 M€ compared to 465 M€ in the first nine months of 2010.

•	Changes in fair value had a positive impact on net income of 12 M€ in the first nine months of 2011.

•	Special items[18] had a positive impact on net income of 490 M€ compared to 425 M€ in the first nine months of 2010.

In the first nine months of 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income of 81 M€.

Net income (Group share) was 9,986 M€ compared to 8,541 M€ in the first nine months of 2010.

The effective tax rate for the Group was 57.6% in the first nine months of 2011.

As of September 30, 2011, there were 2,263.4 million fully-diluted shares compared to 2,246.9 on September 30, 2010.

Adjusted fully-diluted earnings per share, based on 2,254.9 million fully-diluted weighted-average shares, was €3.86 in the first nine months of 2011 compared to €3.45 euros in the first nine months of 2010, an increase of 12%.

Expressed in dollars, adjusted fully-diluted earnings per share was $5.43 compared to $4.53 in the first nine months of 2010, an increase of 20%.

[16]	Special items affecting operating income from the business segments had a negative impact of 389 M€ in the first nine months of 2011 and a negative impact of 89 M€ in the first nine months of 2010.
[17]	Adjustment items explained on page 13.
[18]	Detail shown on page 16.

5

> Investments – divestments 19

Investments, excluding acquisitions and including changes in non-current loans, were 9.6 B€ (13.5 B$) in the first nine months of 2011 compared to 8.4 B€ (11.1 B$) in the first nine months of 2010.

Acquisitions were 7.0 B€ (9.8 B$) in the first nine months of 2011 comprised essentially of the acquisition of interests in Fort Hills and Voyageur in Canada, 12% of Novatek, an additional 25% interest in Tempa Rossa in Italy and 60% of SunPower.

Asset sales in the first nine months of 2011 were 6.5 B€ (9.1 B$), essentially comprised of sales of the Group’s interests in CEPSA and its E&P Cameroon subsidiary, sales of Sanofi shares, interests in the Joslyn project in Canada, in the Ocensa pipeline in Colombia and part of the Specialty Chemicals resins activities.

Net investments were 10.1 B€, an increase of 22% compared to 8.3 B€ in the first nine months of 2010. Expressed in dollars, net investments at the end of September 2011 were 14.2 B$, an increase of 30%.

> Cash flow

Cash flow from operations was 16,742 M€, an increase of 11% compared to the first nine months of 2010, essentially due to the increase in net income and more favorable changes in working capital than in 2010.

Adjusted cash flow from operations20 was 14,195 M€ in the first nine months of 2011, an increase of 6% compared to the same period last year. Expressed in dollars, adjusted cash flow from operations was 20.0 B$, an increase of 14%.

The Group’s net cash flow21 was 6,651 M€ compared to 6,831 M€ in the first nine months of 2010. Expressed in dollars, the Group’s net cash flow was 9.4 B$ in the first nine months of 2011.

The net-debt-to-equity ratio was 15.2% on September 30, 2011, compared to 24.3% on June 30, 2011, and 18.2% on September 30, 201022.

[19]	Detail shown on page 17.
[20]	Cash flow from operations at replacement cost before changes in working capital.
[21]	Net cash flow = cash flow from operations - net investments.
[22]	Detail shown on page 18.

•	Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

3Q11	2Q11	3Q10	3Q11 vs 3Q10		9M11	9M10	9M11 vs 9M10

113.4	117.0	76.9	+47%	Brent ($/b)	111.9	77.1	+45%

106.8	110.6	72.8	+47%	Average liquids price ($/b)	105.3	74.0	+42%

6.56	6.60	5.13	+28%	Average gas price ($/Mbtu)	6.44	5.00	+29%

75.3	76.9	54.9	+37%	Average hydrocarbons price ($/boe)	74.5	55.1	+35%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Hydrocarbon production	9M11	9M10	9M11 vs 9M10

2,319	2,311	2,340	-1%	Combined production (kboe/d)	2,333	2,375	-2%

1,176	1,197	1,325	-11%	• Liquids (kb/d)	1,222	1,341	-9%

6,228	6,077	5,529	+13%	• Gas (Mcf/d)	6,063	5,635	+8%

Hydrocarbon production was 2,319 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2011, a decrease of 0.9% compared to the same quarter last year, essentially as a result of:

•	-1.5% for normal decline, net of production ramp-ups on new projects and lower turnarounds,

•	+4% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA,

•	+1% for the end of OPEC reductions,

•	-2.5% for security conditions in Libya,

•	-2% for the price effect[23].

In the first nine months of 2011, hydrocarbon production was 2,333 kboe/d, a decrease of 1.8% compared to the same period last year, essentially as a result of:

•	-1.5% for normal decline, net of production ramp-ups on new projects,

•	+2.5% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA,

•	+1% for the end of OPEC reductions,

•	-2% for security conditions in Libya,

•	-2% for the price effect[23].

[23]	Impact of changing hydrocarbon prices on entitlement volumes.

> Results

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10

5,208	5,390	4,190	+24%	Adjusted operating income*	16,419	12,958	+27%

2,323	2,457	2,123	+9%	Adjusted net operating income*	7,629	6,297	+21%

433	366	335	+29%	• includes income from equity affiliates	1,173	941	+25%

3,289	6,868	3,400	-3%	Investments	15,389	9,266	+66%

953	921	1,035	-8%	Divestments	2,209	1,296	+70%

3,158	5,605	2,831	+12%	Cash flow from operating activities	13,406	11,665	+15%

3,855	4,010	3,498	+10%	Adjusted cash flow	12,136	10,517	+15%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,323 M€ in the third quarter 2011 compared to 2,123 M€ in the third quarter 2010, an increase of 9%.

Expressed in dollars, the increase is 20% and reflects mainly the impact of higher hydrocarbon prices.

The effective tax rate for the Upstream segment was 63.9% compared to 59.5% in the third quarter 2010, essentially due to higher hydrocarbon prices, mix effects and an increase in UK petroleum taxes.

Adjusted net operating income from the Upstream segment in the first nine months of 2011 was 7,629 M€ compared to 6,297 M€ for the same period last year, an increase of 21%. Expressed in dollars, adjusted net operating income from the Upstream segment was 10.7 B$, an increase of 30% compared to the first nine months of 2010, essentially due to the impact of higher hydrocarbon prices.

The return on average capital employed (ROACE24) for the Upstream segment was 21%, for the twelve months ended September 30, 2011, stable compared to the twelve months ended June 30, 2011, and to the full year 2010.

The annualized third quarter 2011 ROACE for the Upstream segment was 19%.

[24]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Downstream

> Refinery throughput and utilization rates*

3Q11	2Q11	3Q10	3Q11 vs 3Q10		9M11	9M10	9M11 vs 9M10

1,922	1,855	2,068	-7%	Total refinery throughput (kb/d)	1,930	2,067	-7%

752	692	773	-3%	• France	731	746	-2%

904	877	1,038	-13%	• Rest of Europe	941	1,066	-12%

266	286	257	+4%	• Rest of world	258	255	+1%

				Utilization rates**

77%	75%	74%		• Based on crude only	77%	75%

81%	79%	80%		• Based on crude and other feedstock	82%	80%

*	includes share of CEPSA through July 31, 2011, and, starting October 2010, of TotalErg.
**	based on distillation capacity at the beginning of the year.

In the third quarter 2011, refinery throughput decreased by 7% compared to the third quarter 2010 and increased by 4% compared to the second quarter 2011. The decrease compared to the third quarter 2010 was mainly due to the sale of interests in CEPSA and to the higher level of turnarounds (Antwerp, Port Arthur) than in the previous year.

In the first nine months of 2011, refinery throughput decreased by 7% compared to the same period last year, reflecting essentially a higher level of turnarounds in 2011 and work on the Lindsey refinery.

> Results

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros (except the ERMI)	9M11	9M10	9M11 vs 9M10

13.4	16.3	16.4	-18%	European refining margin indicator - ERMI ($/t)	18.1	25.7	-30%

482	228	237	x2	Adjusted operating income*	996	977	+2%

388	197	264	+47%	Adjusted net operating income*	861	902	-5%

(2)	23	60	na	• includes income from equity affiliates	45	118	-62%

440	462	568	-23%	Investments	1,166	1,586	-26%

2,691	28	28	x96	Divestments	2,742	66	x42

1,775	7	900	+97%	Cash flow from operating activities	2,940	2,396	+23%

553	398	555	—	Adjusted cash flow	1,311	1,652	-21%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The European refining margin indicator (ERMI) averaged 13.4 $/t in the third quarter 2011, a decrease of 18% compared to the third quarter 2010. In the first nine months of 2011, the ERMI averaged 18.1 $/t, a decrease of 30% compared to the same period in 2010.

Adjusted net operating income from the Downstream segment was 388 M€ in the third quarter 2011, an increase of 47% compared to the third quarter 2010.

Expressed in dollars, adjusted net operating income from the Downstream segment was 548 M$, an increase of 61%, despite an environment that remained difficult, due in particular to improved operational performance in refining in the third quarter 2011, as well as more favorable conditions for supply optimization.

In the first nine months of 2011, adjusted net operating income from the Downstream segment was 861 M€, a decrease of 5% compared to the same period last year.

9

Expressed in dollars, adjusted net operating income from the Downstream segment was 1.2 B$ in the first nine months of 2011, an increase of 2% compared to the first nine months of 2010.

The ROACE25 for the Downstream segment was 8% for the twelve months ended September 30, 2011, compared to 6% for the twelve months ended June 30, 2011, and 8% for the full year 2010.

The annualized third quarter 2011 ROACE for the Downstream segment was 11%.

[25]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Chemicals

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10

4,669	5,291	4,460	+5%	Sales	15,065	13,272	+14%

3,096	3,400	2,748	+13%	• Base chemicals	9,815	8,074	+22%

1,572	1,891	1,710	-8%	• Specialties	5,249	5,185	+1%

191	278	301	-37%	Adjusted operating income*	731	760	-4%

239	247	256	-7%	Adjusted net operating income*	724	687	+5%

137	132	133	+3%	• Base chemicals	388	326	+19%

109	118	125	-13%	• Specialties	348	366	-5%

168	209	111	+51%	Investments	548	349	+57%

1,094	12	(10)	na	Divestments	1,120	324	x3

359	138	215	+67%	Cash flow from operating activities	353	602	-41%

177	336	322	-45%	Adjusted cash flow	802	968	-17%

*	detail of adjustment items shown in the business segment information annex to financial statements.

In the third quarter 2011, the environment remained globally favorable for specialty chemicals but deteriorated for petrochemicals due to softer demand.

Sales for the Chemicals segment were 4.7 B€ in the third quarter 2011.

The adjusted net operating income for the Chemicals segment was 239 M€ in the third quarter 2011, a decrease of 7% compared to the third quarter 2010. The impact of lower petrochemical margins in Europe and the US was offset mainly by stronger results from Qatar and South Korea. The slight decrease in specialty chemical results was mainly due to the sale of part of the resins activities at the beginning of the quarter.

In the first nine months of 2011, adjusted net operating income for the Chemicals segment was 724 M€ compared to 687 M€ for the same period last year, an increase of 5%.

The ROACE26 for the Chemicals segment was 12% for the twelve months ended September 30, 2011, stable compared to the twelve months ended June 30, 2011, and to the full year 2010.

The annualized third quarter 2011 ROACE for the Chemicals segment was 13%.

[26]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

•	Summary and outlook

The ROACE for the Group for the twelve months ended September 30, 2011, was 17% compared to 16% for the twelve months ended June 30, 2011, and 16% for the full year 2010.

The annualized third quarter 2011 ROACE for the Group was 16%.

Return on equity for the twelve months ended September 30, 2011, was 19%.

Investments excluding acquisitions27 were 13.5 B$ in the first nine months of 2011, in line with the budget.

The net-debt-to-equity ratio as of September 30, 2011, was 15.2% compared to 24.3% at the end of the second quarter 2011. Supported by its strong results, the Group’s net-debt-to-equity ratio is expected to be in the lower end of its 20-30% range at year-end 2011.

Pursuant to the October 27, 2011, decision by the Board of Directors, Total will pay the third quarter interim dividend of €0.57 per share on March 22, 201228.

In the fourth quarter 2011, the production ramp-up from the Pazflor field in Angola and the progressive recovery of production in Libya are expected to be partially offset by turnarounds at Snovhit and Yemen LNG.

Pending partner approvals, Total expects to launch in the coming months a series of major new projects, including Ofon 2 and Egina in Nigeria, Ichthys in Australia, and Tempa Rossa in Italy. Launching the Shtokman project in Russia remains contingent on an improvement in the fiscal regime and the agreement of the partners.

Total is in the notification / consultation process with labor representatives for the project to reorganize the Downstream and Chemicals segments that should allow the company to put in place a dynamic and more competitive organization at the start of 2012.

The Group begins the fourth quarter confident in an environment where conditions remain favorable for the Upstream and refining margins are slightly improved.

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To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 162 0177 in Europe or +1 334 323 6203 in the U.S. For a replay available until November 14, please consult the website or call +44 207 031 4064 in Europe or 1 954 334 0342 in the US (code : 905154).

[27]	Includes changes in non-current loans.
[28]	Ex-dividend date will be March 19, 2012.

The September 30, 2011 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv) Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1st, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi until June 30, 2010.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

13

Third quarter and first nine months 2011

operating information by segment

•	Upstream

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Combined liquids and gas production by region (kboe/d)	9M11	9M10	9M11 vs 9M10

474	475	521	-9%	Europe	510	581	-12%

623	628	765	-19%	Africa	647	754	-14%

581	571	534	+9%	Middle East	578	522	+11%

68	66	65	+5%	North America	67	65	+3%

194	190	179	+8%	South America	190	178	+7%

232	241	253	-8%	Asia-Pacific	238	251	-5%

147	140	23	x6	CIS	103	24	x4

2,319	2,311	2,340	-1%	Total production	2,333	2,375	-2%

600	605	455	+32%	Includes equity and non-consolidated affiliates	569	435	+31%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Liquids production by region (kb/d)	9M11	9M10	9M11 vs 9M10

234	240	251	-7%	Europe	246	270	-9%

481	484	617	-22%	Africa	505	616	-18%

316	321	313	+1%	Middle East	321	308	+4%

28	26	29	-3%	North America	29	30	-3%

67	73	72	-7%	South America	74	73	+1%

26	28	30	-13%	Asia-Pacific	27	31	-13%

24	25	13	+85%	CIS	20	13	+54%

1,176	1,197	1,325	-11%	Total production	1,222	1,341	-9%

312	331	304	+3%	Includes equity and non-consolidated affiliates	323	295	+9%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Gas production by region (Mcf/d)	9M11	9M10	9M11 vs 9M10

1,299	1,284	1,464	-11%	Europe	1,441	1,696	-15%

720	734	758	-5%	Africa	724	703	+3%

1,430	1,355	1,207	+18%	Middle East	1,392	1,164	+20%

228	226	203	+12%	North America	219	194	+13%

707	650	593	+19%	South America	643	581	+11%

1,173	1,209	1,249	-6%	Asia-Pacific	1,194	1,239	-4%

671	619	55	x12	CIS	450	58	x8

6,228	6,077	5,529	+13%	Total production	6,063	5,635	+8%

1,560	1,478	820	+90%	Includes equity and non-consolidated affiliates	1,331	756	+76%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Liquefied natural gas	9M11	9M10	9M11 vs 9M10

3.36	3.34	3.35	—	LNG sales* (Mt)	10.08	9.20	+10%

*	sales, Group share, excluding trading ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

•	Downstream

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Refined products sales by region (kb/d)*	9M11	9M10	9M11 vs 9M10

1,888	1,855	1,920	-2%	Europe	1,903	1,917	-1%

307	310	286	+7%	Africa	304	290	+5%

101	104	102	-1%	Americas	102	121	-16%

174	169	161	+8%	Rest of world	170	157	+8%

2,470	2,438	2,469	—	Total consolidated sales	2,479	2,485	—

1,270	1,341	1,300	-2%	Trading	1,266	1,272	—

3,740	3,779	3,769	-1%	Total refined product sales	3,745	3,757	—

*	includes trading, share of CEPSA through July 31, 2011, and, starting October 1, 2010, of TotalErg.

Adjustment items

•	Adjustments to operating income from business segments

3Q11	2Q11	3Q10	in millions of euros	9M11	9M10

(326)	(63)	(15)	Special items affecting operating income from the business segments	(389)	(89)

—	—	—	• Restructuring charges	—	—

(245)	—	(15)	• Impairments	(245)	(23)

(81)	(63)	—	• Other	(144)	(66)

(112)	(87)	(104)	Pre-tax inventory effect : FIFO vs. replacement cost	1,157	596

(14)	(55)	—	Effect of change in fair value	15	—

(452)	(205)	(119)	Total adjustments affecting operating income from the business segments	783	507

•	Adjustments to net income (Group share)

3Q11	2Q11	3Q10	in millions of euros	9M11	9M10

610	47	400	Special items affecting net income (Group share)	490	425

1,054	205	502	• Gain on asset sales	1,270	694

(56)	—	(1)	• Restructuring charges	(56)	(11)

(251)	(47)	(101)	• Impairments	(298)	(166)

(137)	(111)	—	• Other	(426)	(92)

(87)	(74)	(48)	After-tax inventory effect : FIFO vs. replacement cost	785	465

(10)	(41)	—	Effect of changes in fair value	12	—

—	—	—	Equity share of adjustment items related to Sanofi*	—	(81)

513	(68)	352	Total adjustments to net income	1,287	809

*	effective July 1, 2010, Sanofi is no longer treated as an equity affiliate

Effective tax rates

3Q11	2Q11	3Q10	Effective tax rate*	9M11	9M10

63.9%	61.6%	59.5%	Upstream	60.9%	59.2%

57.9%	59.4%	56.3%	Group	57.6%	55.4%

*

tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments – Divestments

3Q11	2Q11	3Q10	3Q11 vs 3Q10	in millions of euros	9M11	9M10	9M11 vs 9M10

3,349	3,467	2,982	+12%	Investments excluding acquisitions*	9,603	8,440	+14%

287	242	160	+79%	• Capitalized exploration	746	580	+29%

93	210	151	-38%	• Change in non-current loans**	95	396	-76%

445	4,008	1,023	-57%	Acquisitions	6,982	2,545	x3

3,794	7,475	4,005	-5%	Investments including acquisitions*	16,585	10,985	+51%

4,955	1,243	987	x5	Asset sales	6,494	2,710	x2

(1,161)	6,232	3,018	na	Net investments	10,091	8,275	+22%

3Q11	2Q11	3Q10	3Q11 vs 3Q10	Expressed in millions of dollars***	9M11	9M10	9M11 vs 9M10

4,731	4,989	3,850	+23%	Investments excluding acquisitions*	13,507	11,094	+22%

405	348	207	+96%	• Capitalized exploration	1,049	762	+38%

131	302	195	-33%	• Change in non-current loans**	134	521	-74%

629	5,768	1,321	-52%	Acquisitions	9,820	3,345	x3

5,360	10,757	5,170	+4%	Investments including acquisitions*	23,327	14,440	+62%

7,000	1,789	1,274	x5	Asset sales	9,134	3,562	x3

(1,640)	8,968	3,896	na	Net investments	14,193	10,877	+30%

*	includes changes in non-current loans.
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	9/30/2011	6/30/2011	9/30/2010

Current borrowings	10,406	12,289	10,201

Net current financial assets	(923)	(2,737)	(1,351)

Non-current financial debt	22,415	20,410	21,566

Hedging instruments of non-current debt	(2,012)	(1,756)	(1,760)

Cash and cash equivalents	(19,942)	(13,387)	(18,247)

Net debt	9,944	14,819	10,409

Shareholders’ equity	65,290	61,371	57,583

Estimated dividend payable	(1,254)	(1,248)	(1,273)

Minority interests	1,467	934	838

Equity	65,503	61,057	57,148

Net-debt-to-equity ratio	15.2%	24.3%	18.2%

2011 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)

Dollar	1.30 $/€	+0.1 $ per €	-1.6 B€	-0.8 B€

Brent	80 $/b	+1 $/b	+0.27 B€ / 0.35 B$	+0.13 B€ / 0.17 B$

European refining margins ERMI	30 $/t	+1 $/t	+0.07 B€ / 0.09 B$	+0.05 B€ / 0.07 B$

*

sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed

•	Twelve months ended September 30, 2011

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	9,929	1,127	894	11,950	11,828

Capital employed at 9/30/2010*	41,629	15,379	7,232	64,240	68,242

Capital employed at 9/30/2011*	51,851	12,691	7,194	71,736	72,764

ROACE	21.2%	8.0%	12.4%	17.6%	16.8%

*	at replacement cost (excluding after-tax inventory effect).

•	Twelve months ended June 30, 2011

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	9,729	1,003	911	11,643	11,450

Capital employed at 6/30/2010*	43,908	16,010	7,286	67,204	72,042

Capital employed at 6/30/2011*	46,671	14,921	7,938	69,530	72,843

ROACE	21.5%	6.5%	12.0%	17.0%	15.8%

*	at replacement cost (excluding after-tax inventory effect).

•	Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	8,245	953	759	9,957	10,272

Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030

Capital employed at 9/30/2010*	41,629	15,379	7,232	64,240	68,242

ROACE	21.4%	6.6%	10.8%	16.6%	15.9%

*	at replacement cost (excluding after-tax inventory effect).